 Exhibit 99.1

Ayr Wellness to Hold Third Quarter 2021 Conference Call on Monday, November 22, 2021 at 8:30 a.m. ET

MIAMI, October 28, 2021– Ayr Wellness Inc. (CSE: AYR.A, OTC: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated cannabis multi-state operator (“MSO”), will hold a conference call on Monday, November 22, 2021 at 8:30 a.m. Eastern time to discuss its results for the third quarter ended September 30, 2021. Ayr CEO Jonathan Sandelman, Co-COO Jennifer Drake and CFO Brad Asher will host the conference call, followed by a question-and-answer period. The Company will provide its financial results in a press release prior to the call.

CONFERENCE CALL DATE:	Monday, November 22, 2021
TIME:	8:30 a.m. Eastern time
TOLL-FREE DIAL-IN NUMBER:	(800) 319-4610
INTERNATIONAL DIAL-IN NUMBER:	(604) 638-5340
WEBCAST:	The conference call will be broadcast live and available for replay here: https://www.gowebcasting.com/11646
REPLAY:

A telephonic replay of the conference call will also be available after 11:30 a.m. Eastern time on Monday November 22, 2021 through December 21, 2021.

Toll-free replay number: (855) 669-9658

International replay number: (412) 317-0088

Replay ID: 8071

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact MATTIO Investor Relations at ir@mattio.com.

About Ayr Wellness

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

Company Contact:

Megan Kulick

Head of Investor Relations

T: (646) 977-7914

Email: IR@ayrwellness.com

Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Brian Pinkston

MATTIO Communications

T: (703) 926-9159

Email: ir@mattio.com

Email : ir@ayrwellness.com